AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2016

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

Eaton Vance Ohio Municipal Income Trust

(Name of Subject Company (Issuer))

Eaton Vance Ohio Municipal Income Trust

(Name of Filing Person (Issuer))

Auction Preferred Shares Series A, Par Value $0.01 Per Share

(Title of Class of Securities)

27826G208

(CUSIP Number of Class of Securities)

Maureen A. Gemma, Esquire

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617)482-8260

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee
Transaction Valuation	Amount Of Filing Fee
$21,702,375 (a)	$2,185.43 (b)

(a)

Calculated as the aggregate maximum purchase price to be paid for 909 shares in the offer, based upon a price of 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share).

(b)

Calculated as $100.70 per $1,000,000 of the Transaction Valuation.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form of Registration No.: Not Applicable	Date Filed: Not Applicable

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐

third party tender offer subject to Rule 14d-1.

[x]

issuer tender offer subject to Rule 13e-4.

☐

going-private transaction subject to Rule 13e-3.

☐

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9 and Item 11.

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Eaton Vance Ohio Municipal Income Trust, a Massachusetts business trust (the “Fund”) on December 21, 2015, as amended by Amendment No. 1 filed on February 3, 2016. The Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, par value $0.01 per share and a liquidation preference of $25,000 per share, designated Auction Preferred Shares, Series A (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated December 21, 2015 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively to the Schedule TO. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share), plus any unpaid dividends accrued prior to the date on which the Fund makes payment for tendered Preferred Stock. The information set forth in the Offer to Purchase and the related Letter of Transmittal, filed as exhibits to the Schedule TO, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Filed herewith as Exhibit (a)(5)(iii) and incorporated by reference is a copy of the press release issued by the Fund dated February 16, 2016, announcing the extension of its tender expiration date to February 23, 2016.

Item 10.

(a) The information set forth in the Offer to Purchase under Section 8 (“Additional Information About the Funds”) is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated December 21, 2015.*
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi) (a)(2) (a)(3) (a)(4)	Notice of Withdrawal.* None. Not applicable. Not applicable.
(a)(5)(i)	Press Release issued by the Fund dated December 21, 2015.*
(a)(5)(ii)	Press Release issued by the Fund dated February 3, 2016.**
(a)(5)(iii)	Press Release issued by the Fund dated February 16, 2016.
(b) (d) (e) (g) (h)	None. None. None. None. None.
* Previously filed with the Fund's Schedule TO, filed December 21, 2015, and incorporated herein by reference.

** Previously filed with Amendment No. 1 to the Fund’s Schedule TO, filed February 3, 2016, and incorporated herein by reference.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Ohio Municipal Income Trust

By:

/s/ Payson F. Swaffield

Name:

Payson F. Swaffield

Title:

President

Dated as of February 16, 2016

Exhibit Index

Exhibit No.	Document
(a)(5)(iii)	Press Release issued by the Fund dated February 16, 2016.

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